Exhibit 3.1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
INTEGRATED TECHNOLOGY USA, INC.

INTEGRATED TECHNOLOGY USA, INC., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies as follows:

1. The name of the Corporation is INTEGRATED TECHNOLOGY USA, INC., and the original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on August 30, 1990.

2. Pursuant to Sections 242 and 245 of the Delaware General Corporation Law, this Amended and Restated Certificate of Incorporation restates and integrates and further amends the provisions of the Corporation's Certificate of Incorporation.

3. The terms and provisions of this Amended and Restated Certificate of Incorporation have been duly adopted pursuant to the provisions of Sections 242 and 245 of the Delaware General Corporation Law and has been approved by written consent of the required number of shares of outstanding stock of the Corporation pursuant to Section 228 of the Delaware General Corporation Law and written notice pursuant to Subsection 228(d) of the Delaware General Corporation Law has been given to those stockholders whose written consent has not been obtained.

4. The text of the Amended and Restated Certificate of Incorporation is as hereby restated and further amended to read in its entirety as follows:

ARTICLE I

The name of the corporation is Integrated Technology USA, Inc.

ARTICLE II

The address of the corporation's registered office in the State of Delaware is United Corporate Services, Inc., 15 East North Street, Dover, Delaware 19901, County of Kent. The name of its registered agent at such address is United Corporate Services, Inc.

ARTICLE III

A. The corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock". The amount of the total authorized capital stock of the corporation is 45,000,000 shares, divided into (a) 40,000,000 shares of Common Stock having a par value of $0.01 per share, and (b) 5,000,000 shares of Preferred Stock having a par value of $0.01 per share.

B. The Preferred Stock may be issued from time to time in one or more series. Subject to the restrictions prescribed by law, the Board of Directors is authorized to fix by resolution or resolutions the number of shares of any series of Preferred Stock and to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series of Preferred Stock, to increase (but not above the total number of authorized shares of Preferred Stock) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series.

The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, determination of the following: (a) the number of shares constituting that series and the distinctive designation of that series; (b) the dividend rate on the shares of that series, whether dividends shall be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series; (c) whether that series shall have voting rights in addition to the voting rights provided by law, and if so, the terms of such voting rights; (d) whether that series shall have conversion privileges, and if so, the terms and conditions of such privileges, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine; (e) whether or not the shares of that series shall be redeemable, and if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates; (f) whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and if so, the terms and the amount of such sinking funds; (g) the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of that series; and (h) any other relative rights, preferences and limitations of that series.

C. Effective at the time of filing with the Secretary of State of the State of Delaware of this Amended and Restated Certificate of Incorporation (the "Effective Time"), each single share of the corporation's Common Stock no par value that is issued and outstanding or held in treasury at the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be converted into 760.6291 shares of the corporation's Common Stock, par value $0.01 per share; provided, however, that if a stockholder would be entitled to receive a fractional share of Common Stock based upon the foregoing conversion ratio, such stockholder shall receive a whole share of Common Stock in lieu of such fractional share.

ARTICLE IV

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Delaware General Corporation Law.

ARTICLE V

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, adopt, alter, amend or repeal the bylaws of the corporation.

ARTICLE VI

The election of directors need not be by written ballot unless the bylaws of the corporation shall so provide.

ARTICLE VII

Meetings of stockholders may be held within or without the State of Delaware, as the bylaws may provide. The books of the corporation may be kept (subject to any provision contained in the statute) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the bylaws of the corporation.

ARTICLE VIII

A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended after approval by the stockholders of this Article to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be duly executed this 9th day of September, 1996.

INTEGRATED TECHNOLOGY USA, INC.

By:	/s/ Alan P. Haber
Alan P. Haber, Chief Executive Officer